October 22, 2004

VIA FAX AND OVERNIGHT MAIL

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 03-05
Washington, D.C. 20549-0303

Attention:	Ms. Abby Adams
Re:	AMC Entertainment Inc. Schedule 13E-3 filed on September 17, 2004 File No. 5-34911
Schedule 14A filed on September 17, 2004 File No. 1-08747

Dear Ms. Adams:

        On behalf of AMC Entertainment Inc. (the "Company"), we are delivering herewith for filing pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), a Revised Preliminary Proxy Statement (the "Revised Proxy Statement") on Schedule 14A and pursuant to Rule 13e-3 of the Exchange Act an Amendment No. 1 ("Amendment No. 1") to the above-referenced Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3"). For your convenience, we are also providing you with courtesy copies of the Revised Proxy Statement and Amendment No. 1 marked to show all changes made since their initial filing with the Commission on September 17, 2004.

        The Revised Proxy Statement and Amendment No. 1 contain the responses of the Company to the Staff's comments on the above-referenced Proxy Statement and the Schedule 13E-3 as contained in the Staff's letter dated October 17, 2004 (the "Comment Letter"). The comments of the Staff are set forth in their entirety in bold text below, and responses to such comments are set forth in plain text immediately beneath each comment. In addition, Skadden, Arps, Slate, Meagher & Flom LLP, counsel to the Company ("Skadden Arps"), is providing to you under separate cover letter certain supplemental materials requested by the Staff.

Schedule 13E-3

General

1.
We note your disclosure that it is anticipated that several members of AMCE management will enter into new employment agreements with Holdings and may purchase or be granted equity interests in Holdings. Supplementally explain why these executives and directors should not be added as filing persons on this Schedule 13E-3 or revise to include them as filing persons. We remind you that each filing person is required to comply with the filing, disclosure and dissemination requirements of Schedule 13E-3, including the fairness determination and recommendation requirements. Refer to Section II.D.3 of our Current Issues and Rulemaking Projects Outline, available at http://www.sec.gov/divisions/corpfin.shtml.

  In response to the Staff's comments, the Company respectfully submits to the Staff its position that the members of AMCE management who may purchase or be granted equity interests in Holdings are not affiliates of the Company engaged in the going-private transaction.

  Eight members of the Company's senior management will be given an opportunity to purchase or be granted equity interests in Holdings. It is the Company's view that none of these individuals are

  "affiliates" of the Company, as none "control" AMCE. Of the eight individuals in question, only one, Mr. Peter C. Brown, is currently a member of AMCE's Board of Directors. While Mr. Brown serves as AMCE's Chairman and Chief Executive Officer, it is the Company's view that he does not "control" AMCE. In fact, the presence of two significant stockholders of the Company, Apollo and the Durwood Trust—who on a combined and as-converted basis beneficially own shares of AMCE capital stock representing in excess of 68% of the voting power of the Company and who have 4 representatives on the Company's 8-member Board of Directors—underscores the Company's belief that Mr. Brown (or any other member of AMCE management) is not in a position to exert "control" over AMCE. In fact, the Apollo stockholders also possess certain "approval rights" over significant corporate actions which further underscore the Company's belief that the members of AMCE management do not "control" the Company. None of the other members of the Company's senior management serve on AMCE's board of directors or, in the view of the Company, otherwise control AMCE.

  Even if the Staff disagrees with the Company's conclusions and concludes that Mr. Brown or the other members of the Company's senior management are "affiliates" within the meaning of Rule 13e-3(a)(1), the Company respectfully submits to the Staff that such members of management are not engaged in the transaction.

  As indicated in Section II.D.3 of the Commission's Current Issues and Rulemaking Projects Outline, important factors for assessing whether to conclude that members of an issuer's senior management are affiliates engaged in a going private transaction include whether such members of management hold a material amount of the surviving company's equity securities and whether such members of management occupy seats on the board of directors of the surviving company or otherwise are in a position to control the company.

  As disclosed in the Proxy Statement, members of AMCE's management will be given the opportunity to re-invest 1/3 or more of the proceeds they receive from the transaction in equity in Holdings. In addition, equity awards representing up to 6% of the equity in Holdings will be available under an option or equity awards plan. However, as illustrated below, members of AMCE's senior management possess a very small equity interest in AMCE before the transaction and will own a very small equity interest in Holdings following the transaction:

	(a) Percent of AMCE Common Stock Owned Before Transaction	(b) Percent of Holdings Equity Assuming Investment of 1/3 of Proceeds	(c) Percent of Holdings Equity Assuming Full Re-Investment of Proceeds	(d) Equity Available for Grant under Option Pool	(e) Maximum Potential Equity Stake in Holdings (c) + (d)
Mr. Brown	2.4%	0.3%	0.8%	2.0%	2.8%
Mr. Singleton	1.4%	0.2%	0.5%	1.0%	1.5%
All Others	Less than 1%	0.1%	0.3%	2.0%	2.3%
Total	Less than 5%	0.6%	1.6%	5.0%*	6.6%

*
Up to 1% of available awards under the equity plan have been reserved for grant.

  If members of AMCE management make the anticipated levels of reinvestment (that is, 1/3 of their after-tax proceeds from the transaction) and assuming full vesting of equity awards to be granted under the new management option plan, their aggregate ownership interest in Holdings after the merger will be only 5.6%. Even in the highly unlikely scenario where members of AMCE senior management re-invest 100% of the after-tax proceeds received by such members in the transaction, members of AMCE management will own no more than 6.6% of the equity in Holdings. In any event, the equity interest of members of AMCE senior management will not be material.

  In addition, except as described in the following sentence, there are no arrangements pursuant to which members of AMCE's senior management team will be granted representation on Holdings'

  board of directors following the transaction. Mr. Brown currently serves as Chairman of the Board of AMCE pursuant to his employment agreement, and it is the expectation of the parties that he will hold a similar position at Holdings following the transaction.

  Accordingly, it is the Company's belief that no members of AMCE's senior management will be in a position to "control" Holdings within the meaning of Exchange Act Rule 12b-2.

  The Company further respectfully notes to the Staff that members of AMCE's senior management were not actively involved in the pursuit of the transaction, nor were they actively involved in the negotiation thereof. As disclosed in the Proxy Statement under the caption "Background of the Transaction," the AMCE Board had long been engaged in pursuit of a transaction which would deliver value to AMCE's stockholders, and pursued a number of alternatives in this regard; members of AMCE's management were not the "driving force" behind the going private transaction. The transaction is not conditioned on members of management entering into employment agreements; in fact, employment arrangements with Messrs. Brown, Singleton and the other members of management have still not been finalized.

  For the foregoing reasons, the Company respectfully submits that members of AMCE's senior management are not affiliates engaged in the going private transaction. Accordingly, such individuals have not been added as filing persons to the Schedule 13E-3.

2.
Please identify the individuals, discussed on page 28, who are current stockholders of AMCE and are affiliated with Apollo, and who may be able to convert a portion of their AMCE shares into Holdings shares, rather than being cashed out in the merger. It is unclear whether this disclosure relates to the same individuals (executives and directors of AMC) noted above. It appears that these individuals may be affiliates engaged in the Rule 13e-3 transactions. Please provide us your analysis in this regard. In addition, to the extent that these individuals are engaged in the transaction and required to comply with the disclosure, timing and other requirements of Rule 13e-3, advise us how the timing requirements will be met where they may make this election up to ten business days prior to the special meeting.

  In response to the Staff's comment, the Company has provided disclosure on page 28 in the Revised Proxy Statement identifying those affiliates of Apollo which have the right to request that the merger agreement be amended to provide for the exchange of their AMCE common shares for shares of Holdings rather than the conversion of those shares into cash upon consummation of the merger. Each of these affiliates, other than AP Entertainment, LLC, had been named in the Schedule 13E-3 as a filing person and we have added AP Entertainment, LLC as a filing person in Amendment No. 1. All affiliates of Apollo which have the right to request this amendment to the merger agreement are now filing persons.

  Apollo has confirmed to the Company that Apollo and its affiliates have no intention of exercising this right to request an amendment to the merger agreement following the mailing of the proxy statement to AMC shareholders. Accordingly, the Rule 13e-3 timing requirements will be met. We have added disclosure to page 2, page 29 and page 118 of the Revised Proxy Statement accordingly.

3.
We note from page 29 that Apollo and JPMP plan to "syndicate a portion of their equity investment in Holdings to one or more third party co-investors before or after the completion of the merger." Clarify the proportional share to be sold to third parties. Also, if the parties have already made arrangements for this investment, please identify the third parties and disclose the relative interest they will hold in AMC after the transaction.

  The Company has revised the disclosure on page 30 of the Revised Proxy Statement in response to the Staff's comment. While the arrangements for the co-investment have not been finalized, the Company supplementally advises the Staff that it has been advised by the JPMP Investors and the Apollo Investors that they currently plan to syndicate not more than approximately $50 million to any one co-investor, and not more than approximately $245 million in the aggregate, of their equity investment before the completion of the merger.

Preliminary Proxy Statement

General

4.
Consider the requirement to update your financial statements and related disclosures in accordance with Rule 3-12 of Regulation S- X.

  The Company notes the Staff's comment, and will update the Revised Proxy Statement if required by Rule 3-12 of Regulation S-X. The Company supplementally informs the Staff that its next quarterly report on Form 10-Q for its fiscal quarter ended September 30, 2004 will be filed on or before November 9, 2004.

5.
You are reminded that at least one copy of the definitive proxy should include a manually signed report of the independent accountants.

  The Company notes the Staff's comment.

Exhibits

6.
Please file all reports, opinions and appraisals materially related to this transaction as exhibits to the Schedule 13E-3, as required by Item 1016(c) of Regulation M-A. This includes preliminary and final reports. Any oral reports should be summarized in the document and any written documentation furnished along with any oral presentation, for example, analyses, outlines or evaluations should be filed as exhibits and summarized. For example, we note your disclosure regarding the various alternatives that the Board and Independent Committee considered, including a recapitalization or a sale of AMCE. We note also that the Board and Independent Committee received advice regarding whether to conduct a public auction. Furthermore, your discussion of the June 3 and May 25, 2004 and other meetings suggest that Goldman provided a detailed discussion of various strategic alternatives and/or other presentations, including comparisons to other transactions.

  In response to the Staff's comments, the presentation made by Goldman Sachs on May 25, 2004 to the AMCE Board is being filed as an exhibit to Amendment No. 1. All of the material analyses included in the May 25, 2004 presentation made by Goldman Sachs, as such analyses have been updated, are included in the presentation made by Goldman Sachs to the AMCE Board on July 19, 2004, which presentation is described in detail under "Opinion of Goldman Sachs." The material analyses in the May 25, 2004 presentation were updated in the July 19, 2004 presentation to reflect the following: more recent historical share price and other financial information for AMCE and the comparable companies; the closing of an additional transaction in the theatre exhibitor industry; updated financial forecasts from AMCE management; a decrease in estimated transaction expenses; a decrease in the interest rate applicable to the proposed debt to be incurred in connection with the merger; and the use of 2009 EBITDA trading multiples on a consistent basis in the applicable analyses. Given that the analyses in the May 25, 2004 and the July 19, 2004 presentations are substantially the same, we respectfully submit that no additional disclosure is required.

  No written materials accompanied the presentation made by Goldman Sachs to the Company's Board on June 3, 2004. The oral presentation Goldman Sachs made at the June 3, 2004 meeting that compared potential transaction prices to recent comparable transactions was incorporated in the July 19, 2004 presentation and is described under "Opinion of Goldman Sachs—Selected Transactions Analysis."

  In addition, the Company has filed supplementary analyses furnished by Lazard to the Independent Committee on July 19, 2004 as exhibits to Amendment No. 1. Further, the Company has revised the disclosure on page 44 and page 45 of the Revised Proxy Statement in response to the Staff's comments. While Lazard made other presentations to a previous independent committee of the AMCE's Board in connection with the such committee's consideration of potential recapitalization transactions, it is the Company's belief that no materials accompanying such presentations are material, and we respectfully direct the Staff to the disclosure of the Independent Committee's consideration of such transactions in February 2004 on page 33 of the Revised Proxy Statement.

  All other written materials that accompanied oral presentations or analyses made to the Company's Board or the Independent Committee have now been filed as exhibits to the Schedule 13E-3.

  With respect to the views of the Company's advisors as to conducting a public auction of the Company, we respectfully draw the Staff's attention to the disclosure concerning the factors considered by the Independent Committee (see, e.g., factor (4) on page 50 of the Revised Proxy Statement) and the AMCE Board (see, e.g., factor (10) on page 54).

Schedule 14A

Stockholder Approvals Required..., page 4

7.
We note your discussion in this and the following sections regarding the voting agreement and consent and the percentage of votes represented by each. Please revise to also disclose the remaining number and percentage of shares that must be voted in favor of the merger agreement to approve the proposal. Please also disclose your expectations with regard to Company management shares.

  The Company has revised the disclosure on page 4, page 17 and page 28 of the Revised Proxy Statement in response to the Staff's comment.

What is the recommendation of the Independent Committee?, page 17

What is the recommendation of our Board of Directors?, page 18

8.
Revise to disclose the Independent Committee's and Board's positions on both the substantive and procedural fairness of the merger with regard to the unaffiliated shareholders.

  The Company has revised the disclosure on page 18, page 19, page 58 and page 59 of the Revised Proxy Statement in response to the Staff's comment.

9.
On page 18 you state that the board found the transaction to be fair to "AMC and its stockholders." Statements indicating a belief that the transaction is fair to stockholders generally are inadequate because the disclosure does not distinguish between affiliated and unaffiliated stockholders. Please revise the board statements as to fairness to address specifically whether their fairness determination, pertains to unaffiliated security holders alone. See Q&A No. 19 in SEC Release No. 17719 (April 13, 1998). Ensure that you have consistently made this distinction throughout the proxy statement. We note from page 17 that the special committee found that the transactions are fair to "holders of AMCE common stock (other than Holding, Marquee, the Apollo Funds, Holders of the AMCE class B Stock, any persons or entities who will, upon consummation of the merger, be direct or indirect holders of interest in Holdings, Marquee or AMCE, as the surviving corporation in the merger, and affiliates of any of the foregoing)." If this statement is the equivalent to stating that the transactions are fair to the unaffiliated security holders, please specify or otherwise clarify the special committee's fairness determination.

  The Company has revised the disclosure on page 6, page 7, page 18, page 19, page 51, page 58 and page 59 of the Revised Proxy Statement in response to the Staff's comment and to clarify that the determinations of the Company's Board of Directors and the Independent Committee regarding fairness were addressed to the fairness of the merger to the Company's unaffiliated stockholders.

May I change my vote after I have mailed my signed proxy card?, page 19

10.
Please revise the second bullet point to clarify that shareholders may revoke a prior proxy by submitting a later-dated proxy card. Please revise the third bullet point to clarify any actions shareholders must take to revoke a prior proxy by attending the meeting and voting. The second sentence does not provide enough information.

  The Company has revised the disclosure on page 20 of the Revised Proxy Statement in response to the Staff's comment.

Cautionary Statement Concerning Forward-Looking Information, page 25

11.
In the second paragraph, you should include also a reference to the inapplicability in this circumstance of the safe harbor in Section 27A of the 33 Act.

  The Company has revised the disclosure on page 26 of the Revised Proxy Statement in response to the Staff's comment.

12.
We note your statement in this Section and elsewhere, such as on page 126, that you undertake no obligation to update publicly any forward-looking statements in the proxy statement or in documents incorporated by reference into the proxy statement. As you know, Rule 13e-3(d)(2) imposes an obligation to amend the disclosure document in a going private transaction to reflect any material changes to the information previously reported. Please revise your disclaimer to more clearly state when you intend to update or amend the filing to reflect changes to forward-looking information you have disclosed.

  The Company has revised the disclosure on page 26 and page 133 of the Revised Proxy Statement in response to the Staff's comment.

The Special Meeting, page 26

General, page 26

13.
We note the disclosure regarding additional matters to be voted upon at the meeting or the possible adjournment of the meeting. It is unclear whether the company intends to use discretionary authority to vote all proxies voted in favor of the merger in favor of adjourning the meeting to solicit additional proxies. Please note that the ability to adjourn a meeting to solicit additional proxies is not a matter incidental to the conduct of the meeting. See Rule 14a-4. To the extent that you wish to vote the proxies in this way, you must provide another voting box on the proxy card so shareholders may decide whether to grant a proxy to vote in favor of adjournment for the solicitation of additional votes.

  The Company supplementally advises the Staff that it does not intend to use its discretionary authority to vote any proxies voted in favor of the merger in favor of adjourning the special meeting, whether to solicit additional proxies or otherwise.

Expenses of Proxy Solicitation, page 28

14.
We note you intend to supplement your solicitation of proxies by mail with telephone or personal solicitation by directors, officers or other employees of the Company. Confirm that you will file all written soliciting materials, including any scripts to be used in soliciting proxies by personal interview or telephone under the cover of Schedule 14A.

  In response to the Staff's comment, the Company confirms that it will file all written soliciting materials to be used in soliciting proxies by personal interview or telephone under the cover of Schedule 14A.

Special Factors, page 28

Effects on Interests in AMCE's Net Book Value and Net Earnings, page 29

15.
To the extent calculable now or at a later date, provide also in this table the interests of members of AMCE management who will have equity interests in Holdings. Advise us when this information will be finalized. Note our comments above regarding the filing persons on the Schedule 13E-3. It appears that any additional members of management who will obtain equity interests in the surviving entity may be affiliates engaged in the transaction and therefore required to file a Schedule 13E-3, as discussed above.

  The Company supplementally advises the Staff that it cannot currently quantify the equity interests in Holdings to be held by members of AMCE management following the transaction because the arrangements relating to such interests have not yet been finalized. If final calculations of such interests become available to the Company, the Company confirms that it will amend or supplement the Revised Proxy Statement to revise the above-referenced table accordingly. The Company supplementally advises the Staff that it cannot at this point predict when such interests will be definitively calculable.

16.
Revise to disclose all effects of the transaction on the affiliates, unaffiliated security holders, and the company, including the federal tax effects on each, as required by Item 1013(c) of Regulation M-A. For example, include a discussion of the tax effects of the transaction on Apollo and the Apollo affiliates. If the beneficial tax consequences of the transaction were a factor for any of the filing persons in determining to go forward with this form of transaction at this time, then revise the document to so disclose as required by Item 1013(c) of Regulation M-A.

  In response to the Staff's comment, the Company has revised the disclosure on page 30 of the Revised Proxy Statement to include a discussion of the effects of the transaction on Apollo and its affiliates. Apollo has advised the Company that it expects to be taxed on its sale of AMCE stock for cash in the transaction and does not expect its tax treatment to be more beneficial than the tax treatment of the other AMCE stockholders.

Background of the Merger, page 31

17.
Disclose the information required by Item 1015(b) of Regulation M-A with respect to how Goldman Sachs and Lazard were chosen as financial advisors to the Board and Independent Committee. We note the disclosure with respect to Goldman Sachs on page 69; however, that disclosure does not provide enough information regarding how Goldman was chosen.

  The Company has revised the disclosure on page 34 and page 36 of the Revised Proxy Statement in response to the Staff's comment.

18.
Revise to provide additional information regarding the alternatives considered and why AMCE determined not to proceed with each alternative, including a possible transaction with Loews and Cinemark, the transactions contemplated to recapitalize or simplify AMCE's capital structure (including further information regarding the forms of those contemplated transactions and how they would "simplify" AMCE's structure), possible transactions with other private equity firms, and maintaining the status quo. Did any of these contemplated transactions involve consideration to be paid to AMCE's shareholders? If so, tell us, with a view toward disclosure, the pricing terms discussed.

  The Company has revised the disclosure on page 33, page 35 and page 41 of the Revised Proxy Statement in response to the Staff's comment. The Loews Cineplex and Cinemark transactions, as had been considered by the Board, did not involve consideration payable to AMCE's stockholders. We note that the recapitalization transactions considered by the Board at its May 25, 2004 meeting may have involved, among other things, the payment of a special dividend to AMCE's stockholders or the repurchase of shares, but the potential size of the dividend in question or the price per share of stock repurchased was not discussed by the Board in any material respect. We draw your attention to the Goldman Sachs presentation materials filed as an exhibit to Amendment No. 1 to the Schedule 13E-3, filed concurrently herewith, which contains an overview of the alternatives considered and illustrative indication of the value of consideration which might be received by AMCE stockholders in such a transaction. Please note that the assumptions and analyses contained therein do not reflect actual prices or values considered by the Board; as a result, it is the Company's belief that disclosure of such amounts are not material to the Company's stockholders.

19.
Did any of the third party private equity firms who conducted due diligence and decided not to participate give an indication as to why they were not interested in pursuing such a transaction? Briefly summarize.

  The Company has revised the disclosure on page 42 and page 44 of the Revised Proxy Statement in response to the Staff's comments.

20.
Clarify the factors the board considered in determining not to pursue a transaction with Cinemark when the possibility was raised again in June.

  The Company has revised the disclosure on page 41 of the Revised Proxy Statement in response to the Staff's comment.

Reasons for the Independent Committee's Recommendation; Factors Considered, page 46

Reasons for the Board's Recommendation; Factors Considered, page 49

21.
The factors considered in determining fairness must be explained in enough detail for investors to understand them. Conclusory statements or listing of generalized areas of consideration, such as "current economic, industry and market conditions" and "the nature of the financing commitments received by Holdings" are not acceptable. Revise this section and each section addressing each filing persons' fairness determination to explain how each of the factors listed supports or does not support the fairness of the merger, to the extent you have not done so. Quantify these factors to the extent practicable. For example, disclose the premium over current and historical market prices considered by the Independent Committee. Where the independent committee cites the fact that, "The proposed transaction values AMCE's cash flow generation more highly than the public markets likely will for the foreseeable future," clarify the reference to the "foreseeable future."

  The Company has revised the disclosure on pages 48-57 of the Revised Proxy Statement in response to the Staff's comment.

22.
Clarify how the unwillingness of two additional private equity firms to participate in the equity of Holdings supports the fairness determinations.

  The Company has revised the disclosure on page 49 and page 54 of the Revised Proxy Statement in response to the Staff's comment.

23.
It appears that the positive factor that Apollo was willing to sell its holding for $19.50 per share should be qualified to some degree in light of the payment Apollo would receive in any change in control transaction consummated prior to April 2006, and also in light of the sponsor fee to be split between Apollo and JPMP. Clarify what consideration the independent committee and the board gave to these payments in analyzing Apollo's willingness to sell at this price.

  The Company has revised the disclosure relating to the Company Board's consideration of the payment to be made to Apollo on page 56 of the Revised Proxy Statement in response to the Staff's comment.

  With respect to the Independent Committee's consideration of the payments to be made to Apollo, the Company respectfully notes to the Staff that the paid-in-kind dividend payable to Apollo in a change of control transaction, such as the merger, is discussed on page 50 as negative factor (1) considered by the Independent Committee. With respect to the sponsor fee, the Company supplementally advises the Staff that the Independent Committee has informed the

  Company that it does not believe that Apollo's willingness to sell its holdings for $19.50 per share should be qualified in light of the sponsor fee to be split by Apollo and JPMP. In this regard, the Independent Committee noted to the Company that Apollo would have been willing to sell its entire holdings in the merger for $19.50 rather than participate in the equity of the surviving entity, in which case Apollo would not have received any part of the sponsor fee.

24.
We note the board's consideration of the tax effects of the transaction on cashed-out shareholders. What are the tax effects on Apollo? Revise to clarify the board and special committee's consideration of the tax effects of the transaction on Apollo and the remaining affiliates, including members of management who may convert their shares into equity interests in Holdings.

  The Independent Committee was not knowledgeable of, and did not consider, the tax effects of the transaction on Apollo and the remaining affiliates, and the Company has revised the disclosure on page 51 of the Revised Proxy Statement in response to the Staff's comment.

25.
We note the last procedural fairness factor cited by the independent committee. Clarify what consideration the board and independent committee gave to the fact that the Independent Committee did not negotiate the terms of the transaction. See Item 1014(d) of Regulation M-A.

  The Company has revised the disclosure on page 52 and page 57 of the Revised Proxy Statement in response to the Staff's comment to clarify the Independent Committee's role in the consideration of the transaction.

26.
Clarify what consideration the board and the independent committee gave to the fact that certain affiliates of the company may opt to exchange their AMC stock for shares of the surviving entity, rather than being cashed out in the merger.

  The Company has revised the disclosure on page 50 and page 56 of the Revised Proxy Statement in response to the Staff's comment.

27.
Revise to clarify what consideration the board and the independent committee gave to the sponsor fee, discussed on page 82, to be paid to Apollo and the JPMP Entities after the merger.

  The Company has revised the disclosure with respect to the Company Board's consideration of the sponsor fee on page 56 of the Revised Proxy Statement in response to the Staff's comment.

  With respect to the Independent Committee's consideration of the sponsor fee, the Company supplementally advises the Staff that the Independent Committee has informed the Company that it discussed the sponsor fee and determined that the sponsor fee did not represent potential additional consideration that would otherwise be available to the unaffiliated AMCE stockholders. It was the view of the Independent Committee that such fee represented a return or re-allocation of capital from the post-transaction Company to the equity sponsors, and that such amount would not have been available to increase the consideration payable to AMCE's public stockholders in the transaction.

28.
Please delete the disclosure concerning "arm's-length negotiations." References to arm's-length negotiations are inappropriate in a going private transaction.

  The Company has revised the disclosure on page 53 of the Revised Proxy Statement in response to the Staff's comment.

Recommendation of the Independent Committee and Board of Directors; Fairness of the Merger, page 54

29.
Each filing person must include a statement as to whether it believes that the Rule 13e-3 transaction is procedurally and substantively fair to unaffiliated security holders only and must provide an analysis of the factors upon which each relied in reaching a conclusion, as required by Item 1014 of Regulation M-A. Revise this section to clarify which factors the independent committee and the board relied upon in reaching their respective determinations. Currently you refer to the "above" factors, as well as the respective financial advisor's analysis. To the extent that the board or independent committee did not consider a procedural or substantive fairness factor described in Item 1014 or Instruction 2 to that Item, you must revise the disclosure to clarify why that factor was not material. In the absence of a procedural fairness factor, such as approval of the transaction by a majority of unaffiliated security holders, you must specifically state whether the filing person found the transaction to be fair to the unaffiliated security holders despite the absence of the factor, and why. See Item 8 to Schedule 13E-3 and Q&A No. 5 of Exchange Act Release No. 17719 (April 13, 1981).

  The Company has revised the disclosure on page 7, page 8, page 60, page 63 and page 65 of the Revised Proxy Statement.

30.
We note that three of the eight board members abstained from voting due to their affiliation with Apollo, and that one of the five remaining board members is anticipated to have an equity interest in the surviving company. Did the board vote unanimously in favor of the transaction? If not tell us, with a view toward clarified disclosure, the number of directors who voted in favor of the transaction.

  The Company supplementally informs the Staff that while Messrs. Black, Rowan and Berg, due to their affiliation with Apollo, abstained from the vote to approve and adopt the merger agreement, the remainder of the Board, including Mr. Brown, who it is anticipated will acquire an equity interest in Holdings and continue as an executive officer of AMCE following completion of the merger, unanimously voted in favor of the transaction.

Opinion of Lazard, page 55

Opinion of Goldman Sachs, page 61

31.
We note the description of the shareholders with respect to whom Lazard and Goldman provided their opinions. As discussed above, with respect to the various fairness opinions, clarify whether these descriptions are equivalent to stating that the financial advisors provided opinions regarding the fairness, from a financial point of view, of the transactions to the unaffiliated security holders solely, or if others are included in this description. If the financial advisor's opinions relate to certain affiliated security holders in addition to the unaffiliated security holders, revise the fairness determinations of the board and the independent committee to clarify what consideration each gave to this fact.

  With respect to the disclosure relating to Goldman Sachs' opinion, the Company has revised the disclosure on page 72 of the Revised Proxy Statement in response to the Staff's comment. With respect to the disclosure relating to Lazard's opinion, the Company supplementally advises the Staff that Lazard has informed the Company of Lazard's belief that all of the shareholders with respect to whom it has given its opinion are unaffiliated with AMCE. The Company has revised the disclosure on page 65 of the Revised Proxy Statement accordingly.

32.
We note that Lazard considered a July 22, 2004 draft of the merger agreement. Revise to clarify what, if any changes were made to the merger agreement subsequent to that draft.

  The Company has revised the disclosure on page 66 to clarify that the draft of the merger agreement reviewed by Lazard did not differ materially from the final merger agreement executed by the parties thereto.

33.
Disclose the criteria Lazard and Goldman used to determine the comparable companies. Tell us whether any additional companies fit within this criteria but were not analyzed, and if so, why not. In light of the disclosure in the background section, clarify why Loew's was not chosen as a comparable company.

  With respect to the disclosure relating to the opinion of Goldman Sachs, the Company respectfully notes to the Staff that, as disclosed under "Opinion of Goldman Sachs—Comparison of Selected Theatre Exhibitors," the companies selected by Goldman Sachs for the comparable companies analysis were chosen "because they are publicly traded companies with operations that for purposes of analysis may be considered similar to AMCE." The Company supplementally advises the Staff that Goldman Sachs has advised the Company that the only large, publicly traded domestic theatre exhibitors are Carmike Cinemas Inc. and Regal Entertainment Group. The Company further supplementally advises the Staff that Goldman Sachs has advised the Company that since Loews Cineplex Entertainment Corporation is not a publicly traded company, it was not chosen as a company comparable to AMCE.

  With respect to the disclosure relating to the opinion of Lazard, the Company has revised the disclosure on page 67 to disclose the criteria that Lazard used to determine the comparable companies for the purposes of its analysis. The Company supplementally advises the Staff that Lazard has informed the Company that it did not consider any other companies' business to be directly comparable to that of AMCE. The Company further supplementally advises the Staff that Lazard has advised the Company that Lazard did not select Loews as a comparable company because it does not have public stockholders.

34.
We note your disclosure regarding the various valuation procedures that Lazard and Goldman used in providing their opinions. Revise to include a summary of all analyses performed by the financial advisors and to provide additional detail on the steps of the valuation analysis. For example, it does not appear that you have summarized the premium analysis performed by Lazard. See page 22 of the July 19, 2004 presentation. In addition, with regard to the Lazard opinion, in the transaction and trading comps analysis, explain the intermediary step of how Lazard calculated the implied per share value of common stock from trading and transaction multiples. In the DCF and LBO analysis, it would be helpful to show the cash flows that were used and explain why particular exit multiples were chosen to calculate terminal values, as well as why particular discount rates and target rates of return were used. Please also revise the Goldman opinion in response to this comment; be sure to include the price ranges that resulted from the various valuation techniques and include tables as necessary.

  With respect to the disclosure relating to the opinion of Goldman Sachs, the Company supplementally advises the Staff that Goldman Sachs has informed the Company that the only financial analyses conducted by Goldman Sachs (as described under "Opinion of Goldman Sachs") that resulted in price ranges are reflected under "Opinion of Goldman Sachs—Discounted Cash Flow Analysis" and "Opinion of Goldman Sachs—Hypothetical Alternative Transaction Analysis." The Company has provided a table summarizing the three price ranges resulting from the three scenarios reflected in the description of the hypothetical alternative transaction analysis. The Company has also disclosed the price ranges resulting from the discounted cash flow analysis. The Company respectfully submits that an additional summary of this information is unnecessary.

  Furthermore, with respect to the disclosure relating to Goldman Sachs' discounted cash flow analysis and the leveraged buyout analysis, the Company supplementally advises the Staff that Goldman Sachs has informed the Company that the cash flows used were based upon the forecasted financial information provided by AMCE's management. As noted in "Opinion of Goldman Sachs—Discounted Cash Flow Analysis," the discount rate chosen was based upon "estimates of the weighted average cost of capital of AMCE." The Company has revised the disclosure on page 77 of the Revised Proxy Statement to indicate that the terminal EBITDA multiples used were based upon recent historical trading multiples of AMCE and recent historical transaction multiples in the theatre exhibitor industry. Finally, in "Opinion of Goldman Sachs—Leveraged Buyout Analysis," the Company respectfully notes to the Staff that Goldman Sachs has informed the Company that the rates of return reflect the results of the analysis described in this section, rather than being an illustrative range of rates of return selected by Goldman Sachs.

  With respect to the disclosure relating to Lazard's premium analysis, the Company has revised the disclosure on page 44 and page 45 of the Revised Proxy Statement to include a discussion of Lazard's premium analysis and to describe certain other analyses performed by Lazard. The Company supplementally advises the Staff that Lazard did not use these analyses in evaluating the fairness of the transaction and has added corresponding disclosure to the Revised Proxy Statement.

  In addition, with respect to the disclosure relating to Lazard's opinion, the Company has revised the disclosure on page 69 of the Revised Proxy Statement to explain the intermediary step of how Lazard calculated the implied per share value of AMCE common stock from trading and transaction multiples.

  Furthermore, the Company has revised the disclosure on page 70 of the Revised Proxy Statement relating to Lazard's discounted cash flow analysis to explain why Lazard selected particular terminal year EBITDA exit multiples and the disclosure relating to Lazard's leveraged buyout analysis on the same page to explain why Lazard selected particular exit multiples and target rates of return. As disclosed on page 70 of the Revised Proxy Statement in the discussion of discounted cash flow analysis, Lazard selected appropriate discount rates based on a weighted average cost of capital analysis of AMCE.

35.
Provide a summary of the oral update Lazard provided the special committee with respect to the July 19, 2004 stock price.

  The Company has revised page 67 and page 68 of the Revised Proxy Statement to provide a summary of the update that Lazard provided to the Independent Committee with respect to the July 19, 2004 stock price.

36.
We note that "the forecasted financial information used by Lazard for AMCE in the course of this analysis was based on estimates published by Institutional Brokers Estimate System (IBES)"(emphasis added). First, please tell us why Lazard did not use the forecasted financial information provided by management. Second, tell us whether and the forecasted financial information used by Lazard or Goldman was sensitized. If so, please revise to clarify how Lazard's and Goldman's sensitized forecasts differed from the original forecasts provided by management or IBES. Also clarify why each financial advisor believed the forecasts needed to be sensitized.

  With respect to the forecasted financial information used by Goldman Sachs in its analysis, the Company supplementally advises the Staff that Goldman has advised the Company that it did not sensitize such information.

  With respect to the forecasted financial information used by Lazard, the Company supplementally advises the Staff that Lazard has informed the Company that Lazard used IBES estimates for the comparable companies analysis because the IBES estimates (unlike the management forecasts) were publicly available. The Company supplementally advises the Staff that Lazard has informed the Company that this approach is customary practice since it permits the target company to be compared to the comparable companies on a like-to-like basis: using only information available to the public for all companies. In addition, Lazard has informed the Company that the forecasted financial information used by Lazard was not sensitized.

Position of Apollo and the Apollo Investors as to the Fairness of the Merger, page 70

Position of the JPMP Investors as to the Fairness of the Merger, page 70

Position of Holdings and Marquee as to the Fairness of the Merger, page 72

37.
It is unclear why these fairness opinions are included after the financial advisors' analyses and prior to the projections. It appears you should reorganize the document to provide the multiple fairness opinions together, prior to the summary of the financial advisors analyses.

  The Company has revised the disclosure on page 58 of the Revised Proxy Statement in response to the Staff's comment.

38.
You address the groups of related parties collectively as "Apollo and the Apollo Investors" and "the JPMP Investors." It is unclear from this disclosure and the definitions of the various entities on page 1 whether each filing person has provided a fairness opinion. Please revise to clarify.

  The Company has revised the disclosure on page 1, page 23 and page 63 of the Revised Proxy Statement in response to the Staff's comment. The Company respectively notes that each of the five entities listed on page 23 as the "JPMP Investors" was a filing person on the Schedule 13E-3.

39.
We note that the persons providing fairness opinions in these sections have relied on the analysis of others. Each filing person must include a statement as to whether it believes that the Rule 13E-3 transaction is procedurally and substantively fair to unaffiliated security holders and an analysis of the material factors upon which each relied in reaching such a conclusion. See Item 8 to Schedule 13E-3 and Q&A No. 5 of Exchange Act Release No. 17719 (April 13, 1981). Please revise to include each filing person's consideration of each of the factors listed in Instruction 2 to Item 1014 of Regulation M-A. If a filing persons relied on the analysis of another, such as the board, independent committee, or the financial advisor, it must expressly adopt the analyses of the party that performed the Item 1014 analysis in order to fulfill its disclosure obligation. See Q&A No. 20 in Exchange Act Release 17719.

  The Company has revised the disclosure on page 62 of the Revised Proxy Statement in response to the Staff's comment. In addition, the Company supplementally advises the Staff that Apollo and the Apollo Investors, on the one hand, and the JPMP Investors, on the other, did not rely on the analysis of other parties in arriving at their fairness determinations.

40.
The JPMP entities discuss certain factors from Instruction 2 to Item 1014(b) of Regulation M-A; however, this discussion does not provide adequate information regarding why particular analyses were not considered by these entities. For example, with respect to liquidation value, the statement that liquidation value was not considered "because AMCE will continue to operate its businesses following completion of the merger" is not sufficient. See Q&A No. 20 in Exchange Act Release No. 17719.

  The Company has revised the disclosure on page 64 of the Revised Proxy Statement in response to the Staff's comment.

Our Projections, page 73

41.
We note from pages 4 and 42 of Lazard's July 19, 2004 presentation that management provided the financial advisors with at least two sets of projections. It appears that the projections disclosed here are the revised projections, updated by management on July 15, 2004. As the May 11, 2004 projections were also looked at and used, you should revise the document to summarize those projections as well. In addition, please confirm that all material non-public information that formed the basis for the fairness analysis has been disclosed in this filing, or revise to provide it in your revised proxy statement.

  While a set of projections dated May 11, 2004 was provided to the JPMP Investors and the Apollo Investors, the Company respectfully disagrees with the Staff's suggestion that such projections should be included in the Revised Proxy Statement. First, the Company supplementally informs the Staff that although the financial information set forth in the May 11, 2004 projections, including with respect to financial metrics such as Adjusted EBITDA and Net Income, did differ from the information set forth in the July 15, 2004 projections, the Company believes that such differences were not material in amount and were attributable, in the case of Net Income, to differences in projected compensation expenses rather than changes in the Company's operating results, with the latter being generally more significant to industry investors' valuation of the Company. Moreover, since the May 11, 2004 projections were based in part on the Company's previous compensation policies which were modified and superseded soon after the preparation of such projections, the Company believes inclusion of the May 11, 2004 projections would be misleading.

  In addition, the Company respectfully notes to the Staff that the JPMP Investors, the Apollo Investors, the AMCE Board of Directors and the Independent Committee did not base their negotiating positions or valuation decisions upon the May 11, 2004 projections, but rather relied on the July 15, 2004 projections. Therefore, the Company does not believe that the May 11, 2004 projections provide meaningful information for investors attempting to assess the results of the parties negotiations or any insight into the information relied upon by the Company's affiliates engaging in the transaction.

  The Company confirms for the Staff that all material non-public information that formed the basis for the fairness analysis has been disclosed in this filing.

42.
Please confirm that you have disclosed the material assumptions upon which management projections were based.

  The Company respectfully directs the Staff's attention to the disclosure on page 83 and page 84 of the Revised Proxy Statement which describes the material assumptions upon which the management projections were based. The assumptions set forth reflect all of the material assumptions on which the projections are based.

43.
We note your statement that "None of the JPMP Investors, Apollo, the Apollo Investors, Lazard or Goldman Sachs assumes any responsibility for the reasonableness, completeness, accuracy or reliability for the prospective financial information." While we do not object to the use of qualifying language with respect to the projections, we believe that disclaimers of responsibility that in any way state or imply that investors are not entitled to rely upon statements made in the proxy statement are unacceptable. Please revise.

  The Company has revised the disclosure on page 84 of the Revised Proxy Statement in response to the Staff's comment.

Interests of Certain Persons in the Merger, page 77

44.
Include a discussion of the interests of the Durwood Voting Trust and Charles J. Egan, Jr.

  The Company supplementally informs the Staff that (i) the Durwood Voting Trust has no interest in the transaction other than its interest as the record holder of shares of AMCE Class B stock and (ii) Charles J. Egan, Jr. has no interest in the transaction other than as (a) the trustee of the Durwood Voting Trust and The Stanley H. Durwood Foundation, which trusts collectively own, of record and beneficially, the outstanding AMCE Class B Stock, and (b) the owner of Company stock options to be cancelled and cashed out as a result of the transaction. We respectfully direct the Staff to the discussion of the treatment of Mr. Egan's stock options on page 89 of the Revised Proxy Statement.

Material U.S. Federal Income Tax Consequences, page 94

45.
You are required to disclose all material federal tax consequences of the transactions. Revise this section to provide this information in further detail. To the extent that the law is unsettled or AMCE's position differs from precedent, explain in detail why AMCE cannot be certain of the tax consequences. Detail the possible tax consequences of AMCE's position regarding the dual characteristics of the distribution to be received by shareholders. Discuss the tax consequences of alternative positions that the IRS may take. Where you discuss the position AMCE intends to take, specifically state which portion of the distribution AMCE believes should be treated as a sale of stock for cash and what portion should be treated as a distribution. To the extent that different classes of shareholders are treated differently in this regard, break down this information for each class. Finally, revise this section to discuss in further detail the Section 302 tests.

  The Company has revised the disclosure on page 102 of the Revised Proxy Statement to clarify all of the material U.S. federal income tax consequences of the merger in light of the fact that no stockholder of Holdings is now expected to own 50% or more of the stock of Holdings. In particular, our previous discussion regarding the application of the Section 302 tests is no longer relevant because no stockholder of Holdings will own 50% or more of the stock of Holdings and has been deleted from the Revised Proxy Statement. As a result of this change in the expected ownership structure of Holdings, all holders of AMCE stock generally will recognize capital gain or loss in the merger.

Stockholder and Derivative Litigation, page 96

46.
Provide us copies of the complaints, answers, and other material pleadings in the shareholder litigation discussed in this section.

  In response to the Staff's request, the Company will supply copies of the complaints, answers, and other material pleadings in a supplemental package.

Our Representations and Warranties, page 100

47.
In an appropriate place in the proxy statement, please revise to address the effect of the class action lawsuit on the representation and warranty as to the absence of any suit or proceeding against you that would have a material adverse effect on you or your ability to complete the merger.

  The Company has revised the disclosure on page 103 of the Revised Proxy Statement in response to the Staff's comment.

Selected Historical Financial and Operating Data, page 117

48.
Revise footnote (7) to fully describe the events that lead to the error and thus the restatement.

  The Company has revised the disclosure on page 124 and page 126 of the Revised Proxy Statement in response to the Staff's comment.

Where Stockholders can find more Information, page 126

49.
Advise us of the authority upon which you rely to "forward incorporate by reference" Exchange Act reports into the Schedule 13E-3, or revise the disclosure to indicate that you will specifically amend the Schedule 13E-3 to include the information if filed to the extent required to fulfill your disclosure obligation.

  The Company has revised the disclosure on page 133 of the Revised Proxy Statement in response to the Staff's comment.

        * * * * *

        We appreciate the Staff's attention to this matter. Should you have any questions, or wish to discuss any of the responses set forth above or in the Revised Proxy Statement, please do not hesitate to contact Eileen Nugent at (212) 735-3176, Howard Ellin at (212) 735-2438, Gregg Winiarski at (212) 735-4197 or Brandon Van Dyke at (212) 735-3743.

Sincerely
Gregg Winiarski

cc:	Eileen T. Nugent, Esq. Howard L. Ellin, Esq. Kevin M. Connor, Esq. Samuel A. Fishman, Esq. David M. Schwartzbaum, Esq. Michael R. Hannon Daniel A Neff, Esq. David C. Karp, Esq. Michael D. Weiner, Esq.